CNOOC Limited

65th Floor
Bank of China Tower One Garden Road Central, Hong Kong

April 21, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of disclosure filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act of CNOOC Limited

Dear Sirs:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that CNOOC Limited has made disclosure pursuant to those provisions in its Annual Report on Form 20-F for the year ended December 31, 2016, which was filed with the Securities and Exchange Commission on April 21, 2017.

Respectfully submitted,

CNOOC Limited

By:	/s/ Jiewen Li
	Name:	Jiewen Li
	Title:	Joint Company Secretary